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                                    EXHIBIT 2


December 30, 1998



The Presley Companies
19 Corporate Plaza
Newport Beach, California  92660

Attention:  General James Dalton

               Re:    AGREEMENT IN PRINCIPLE CONCERNING
                      THE PRESLEY COMPANIES AND
                      WILLIAM LYON HOMES, INC.
                      ---------------------------------


Ladies and Gentlemen:

        This letter sets forth our mutual, preliminary understanding with respect to the proposed acquisition by The Presley Companies, a Delaware corporation ("Presley-Del."), of substantially all of the assets of William Lyon Homes, Inc., a California corporation ("WL Homes"), and the purchase by WL Homes of between 40% and 49% of the outstanding Common Stock of Presley-Del.

               1. The Transaction. On the conditions set forth below and to be included in a definitive agreement (the "Definitive Agreement"):

                      (a) The Presley Companies, a California corporation and a wholly owned subsidiary of Presley-Del. ("Presley-Cal.," and together with Presley-Del., "Presley"), will purchase all or substantially all of the assets of WL Homes for a cash purchase price of two times (2x) book value and the assumption of all or substantially all of the liabilities of WL Homes (such purchase and assumption being referred to herein as the "Acquisition"); and

                      (b) WL Homes will make a tender offer (the "Offer") to purchase between 40% and 49% of the outstanding Common Stock of Presley-Del. for a purchase price of $0.62 per share. In the event that more than 49% of the outstanding Common Stock of Presley Del. is tendered, WL Homes will purchase shares from each tendering stockholder on a pro rata basis.

               The Acquisition and the Offer are hereinafter referred to collectively as the "Transactions."

               2. Terms and Conditions. Our preliminary understanding includes the following additional terms and conditions, which will be addressed in greater detail in the Definitive Agreement:

                      (a) The consummation of the Acquisition and the Offer shall each be conditioned upon the successful completion and closing of the other.


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                      (b) The Offer is premised on (i) Presley-Del. having an
        aggregate of 52,195,678 shares of Series A Common Stock and Series B Common Stock outstanding, (ii) there being no outstanding options to acquire Presley-Del. Common Stock with an exercise price of less than $1.00 per share, and (iii) there being no other securities outstanding which are convertible into or exchangeable for shares of Common Stock of Presley-Del.

                      (c) The Offer shall be conditioned upon there being tendered and not withdrawn prior to expiration of the Offer a number of shares which constitutes at least 40% of the outstanding shares of Common Stock of Presley-Del.

                      (d) Concurrent with the execution and delivery of the Definitive Agreement, each of the following entities shall have consented to the Transactions and executed a written agreement (in form and substance satisfactory to WL Homes) to tender their shares of Presley-Del. Common Stock in the Offer:

                             (i)    Foothill Capital Corporation;

                             (ii)   The Foothill Group, Inc.;

                             (iii)  Pearl Street, L.P.;

                             (iv)   First Plaza Group Trust; and

                             (v) International Nederlande (U.S.) Capital Corporation.

                      (e) The parties contemplate that Presley-Del.'s 12 1/2 % Senior Notes due 2001 (the "Presley Notes") shall remain outstanding without modification following consummation of the Transactions. The parties shall use reasonable efforts to structure the Transactions so as to eliminate the need to obtain any consents to the Transactions from holders of the Presley Notes.

                      (f) Presley and WL Homes shall have received all required regulatory approvals (including, without limitation, expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act) and third party consents (including, without limitation, lender consents), in each case without the imposition of any condition which is reasonably unacceptable to Presley or WL Homes. The parties shall use reasonable efforts to structure the Transactions so as to eliminate the need to obtain any consents to the Transactions from the lenders under Presley's existing bank credit facility (the "Presley Bank Facility").

                      (g) The respective Boards of Directors of Presley and WL Homes shall have approved the Definitive Agreement by March 31, 1999 and caused the Definitive Agreement to have been executed by such date (unless the term of this letter is extended by mutual agreement of the parties).



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                      (h) Presley shall have received a fairness opinion or
        opinions with respect to the Transactions from Warburg Dillon Read LLC (or such other investment banking firm or firms of national standing and reasonably acceptable to Presley and WL Homes), which opinion or opinions shall include an opinion to the effect that the Acquisition is fair to Presley from a financial point of view. With respect to the real property to be acquired from WL Homes by Presley Cal., Presley shall also have received a determination of value by a real estate appraisal firm which is of regional standing in the region in which the subject property is located and is MAI certified, in form and substance reasonably satisfactory to Presley and WL Homes. In addition, Presley shall have received a solvency opinion from a firm of national standing with respect to the solvency of Presley following the consummation of the Transactions.

                      (i) The parties shall structure the Transactions (including, if necessary, the amendment of Presley's certificate of incorporation and bylaws to restrict transfers of shares) so as to avoid triggering the change of control tax provisions that would result in the loss of Presley-Del.'s net operating losses for tax purposes ("NOL's"). Shareholders of Presley-Del. which, after giving effect to the proposed Transactions, would exceed any applicable percentage ownership limitations shall have approved and agreed to be bound by such restrictions, and, to the extent required by applicable law, such amendments shall have been approved by Presley-Del. shareholders.

                      (j) Prior to the execution of the Definitive Agreement, Presley shall have completed to its satisfaction its due diligence review of the business, financial condition, assets, liabilities, results of operations and prospects of WL Homes.

                      (k) The closing of the Offer shall be conditioned upon the absence of any material adverse change in the business, financial condition, assets, liabilities, operations or prospects of Presley. The closing of the Acquisition shall be conditioned upon the absence of any material adverse change in the business, financial condition, assets, liabilities, results of operations or prospects of WL Homes.

                      (l) The Closing of the Acquisition shall be conditioned upon Presley (i) having borrowing capacity under the terms of the Presley Bank Facility, and/or (ii) obtaining other bank or third-party financing on terms reasonably acceptable to Presley, in any case, in an amount sufficient to enable Presley to finance the Transactions as contemplated herein.

               3. The Definitive Agreement.. The Definitive Agreement shall contain terms, conditions, representations, warranties and covenants customary and appropriate for transactions of the type contemplated, including those summarized herein, together with a commitment on behalf of Presley to issue a favorable recommendation to its shareholders with respect to the Offer, such obligation being subject to the Presley-Del. Board of Directors' fiduciary duties under applicable law. The Definitive Agreement may be terminated at any time by mutual consent of the parties, or, among other circumstances, unilaterally by either party (provided that such party is not then in breach of the Definitive Agreement) if (a) the closing of the Transactions has not occurred by June 30, 1999, or (b) there has been a material adverse change in the business, financial condition, assets, liabilities, results of operations or prospects of the other party.


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        4. Exclusive Negotiations. To induce the parties to expend money and otherwise devote resources to structure and negotiate the proposed Transactions, each of the parties agrees that until 11:59 p.m. PST on March 31, 1999 (the "Exclusivity Period"), it will negotiate exclusively with the other party hereto with respect to any proposal to acquire (whether by merger, stock or asset purchase, direct investment, or otherwise) any equity interest in the other party hereto, any of its subsidiaries, or all or any material portion of its assets (except with respect to sales of homes in the ordinary course of business). Any such proposal is hereinafter referred to as an "Acquisition Proposal."

               Each of the parties further agrees that, during the Exclusivity Period, neither it nor any of its directors, officers, employees, representatives or agents (including financial advisors and attorneys) (collectively referred to herein as "Representatives") will (i) solicit, initiate, encourage or facilitate the submission of, or consider, enter into discussions concerning or agree to, any Acquisition Proposal other than from the other party hereto, or (ii) provide any information concerning it or its assets or business operations to any person or permit any person to visit its premises in connection with or for the purpose of soliciting or facilitating any Acquisition Proposal, in each case, other than the other party hereto and its Representatives. In the event any other potential acquiror or Representative thereof contacts a party or any of its Representatives with respect to an Acquisition Proposal, such party shall notify the other party hereto and provide such party with the details of such contact. Further, the person so contacted will inform the contacting party that the party is in a period of exclusive negotiations and terminate such contact without disclosing any details concerning the negotiations with the other party hereto.

               Notwithstanding the foregoing provisions of this Section 4, if prior to the execution of a Definitive Agreement, the Board of Directors of Presley-Del. or WL Homes, as the case may be, after receiving advice from outside legal counsel, determines that a failure to act would be inconsistent with such Board of Directors' fiduciary duties to stockholders under applicable law, such party may (a) furnish information with respect to such party to any person in response to an unsolicited request pursuant to a confidentiality agreement with terms and conditions similar to those contained in the confidentiality agreements by and between Presley-Del. and WL Homes, and (b) participate in discussions and negotiations regarding any potential Acquisition Proposal. Such party shall promptly notify the other party hereto of any request received by such party with respect to a potential competing Acquisition Proposal. If a party receives a competing Acquisition Proposal, such party shall promptly, and in any event at least three (3) business days prior to entering into any agreement with respect to such competing Acquisition Proposal, notify the other party of the receipt of such competing Acquisition Proposal, specifying the material terms and conditions of the proposal and identifying the person making such proposal. If a party enters into a definitive agreement with respect to a competing Acquisition Proposal, such party shall concurrently with entering into such agreement pay, or cause to be paid, all fees and expenses incurred by the other party through such date in connection the proposed Transactions (including, without limitation, all attorneys', accountants', financial advisors', bankers', appraisers' and similar professional fees and expenses).

               Notwithstanding the Exclusivity Period, the parties agree to use their best efforts to structure the proposed Transactions and to draft and complete negotiation of the Definitive Agreement as soon as practicable.


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               5. Access; Confidentiality. Each party, subject to the need to preserve attorney-client privilege, will make available such financial, legal, business and other documents and information concerning its business, assets, liabilities and operations as the other party may reasonably request. All such documents and information provided hereunder shall be subject to, and governed by, the applicable confidentiality agreements existing between WL Homes and Presley. Presley acknowledges that General William Lyon and Wade Cable, directors of Presley, have participated in the preparation of WL Homes' proposal and are sharing information regarding Presley with WL Homes' advisors in connection with the proposed Transactions.

               In furtherance of the foregoing, WL Homes shall, promptly following the execution and delivery of this letter by each of the parties hereto, provide Presley and its Representatives with access to copies of all loan agreements, instruments and other documents governing or relating to any indebtedness of WL Homes which is proposed to be assumed by Presley in connection with the Acquisition.

               6. Publicity. Presley and WL Homes shall endeavor to coordinate all publicity relating to the proposed Transactions. No party herein shall issue any press release, publicity statement or other notice relating to the proposed Transactions or this letter without the prior consent of the other parties hereto unless required under applicable securities laws (in which case each party agrees to give reasonable notice to and consult with the other parties prior to issuing any such release, statement or other notice).

               7. Finder's Fee. Each party represents that it has not engaged or authorized any broker, finder or similar agent who would be entitled to a commission or other fee in respect of the proposed Transactions, except for Presley's engagement of Warburg Dillon Read LLC, whose fees will be paid by Presley. It is further understood that, in connection with the Transactions, Presley may, after consultation with WL Homes, engage additional firms with respect to the fairness opinions, appraisals and solvency issues set forth in
Section 2(h) hereof.

               8. Expenses. Subject to Section 4 hereof, (a) Presley shall pay all fees, costs and expenses incurred in connection with obtaining the fairness and solvency opinions referenced in Section 2(h) hereof and any appraisals of Presley assets that may be required in connection with the Transactions, and (b) WL Homes shall pay all fees, costs and expenses incurred in connection with obtaining any financing commitments and any appraisals of WL Homes assets that may be required in connection with the Transactions. Except as provided in
Section 4 hereof and in the foregoing sentence of this Section 8, each party shall otherwise pay its own expenses incurred in connection with the proposed Transactions.

               9. Not an Offer. This letter is not intended as an offer to stockholders of Presley. The Offer by WL Homes will be made pursuant to and only in compliance with applicable federal and state securities laws.


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               10. Effect of Letter; Enforceability. Except as provided in this
Section, this letter is not intended to be, and does not constitute, a binding or enforceable agreement, but is merely an outline of intention to facilitate the negotiation and preparation of a Definitive Agreement and related documents. This letter merely lists proposed points that may or may not become part of a Definitive Agreement. It is not based on any existing agreement between the parties and (except as provided in this Section) is not intended to impose any obligation whatsoever on any party, including but not limited to any obligation to bargain in good faith or in any way other than at arms' length. Except as to Sections 4 through 9 above, and this Section 10, no legal or equitable duties, responsibilities or rights are created hereby. Each party covenants not to institute or participate in any proceeding seeking to establish a contrary position. Neither party may reasonably rely on any promises inconsistent with this Section.

               THIS SECTION SUPERSEDES ANY AND ALL OTHER CONFLICTING OR AMBIGUOUS LANGUAGE IN THIS LETTER OR ANY CONTEMPORANEOUS OR OTHER COMMUNICATION PRECEDING THIS LETTER.

               11. Term. This letter, unless extended by mutual agreement, shall terminate (other than Sections 6 through 9, which shall survive) at 11:59 p.m. PST on March 31, 1999 or upon the earlier to occur of either of the following:

                      (a) the execution of the Definitive Agreement; or

                      (b) ten days following the delivery of written notice by Presley to WL Homes (together with copies of all supporting correspondence received from Presley's financial advisors) to the effect that (i) Presley and its financial advisors have substantially completed the appraisal and due diligence processes contemplated in Sections 2(h) and 2(j) hereof, and (ii) one or more of Presley's financial advisors have confirmed to Presley in writing that they do not reasonably believe that they will be able to render the fairness or solvency opinions contemplated in Section 2(h) hereof.

               12. Compliance. All matters referred to herein are subject to and conditioned upon compliance with all applicable laws and the consistency of the terms hereof with any material rights of any third parties.


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        If this letter is satisfactory to you as a basis for proceeding toward a
Definitive Agreement, please so signify on the enclosed copy of this letter and return it to us at the above address.

                                                 WILLIAM LYON HOMES, INC.,
                                                 A CALIFORNIA CORPORATION


                                                 By: /s/ William Lyon
                                                     -------------------------
                                                     William Lyon
                                                     Chairman, President & CEO


AGREED, AS OF DECEMBER 31, 1998:

THE PRESLEY COMPANIES,
A DELAWARE CORPORATION


By:   /s/ Nancy Harlan
      -----------------------------------------
      Nancy Harlan
      Senior Vice President and General Counsel


By:   /s/ Linda Foster
      -----------------------------------------
      Linda Foster
      Vice President and Corporate Secretary

THE PRESLEY COMPANIES,
A CALIFORNIA CORPORATION



By:   /s/ Nancy Harlan
      -----------------------------------------
      Nancy Harlan
      Senior Vice President and General Counsel

By:   /s/ Linda Foster
      -----------------------------------------
      Linda Foster
      Vice President and Corporate Secretary



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